29903 Agoura Road Agoura Hills, CA 91301 (818) 871-8542 (818) 871-8742 fax

February 5, 2009

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	THQ Inc. (“THQ” or the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed May 28, 2008
Definitive Proxy Statement
Filed July 1, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 6, 2008
File No. 000-18813

Dear Ms. Collins:

We respectfully request an extension to file our response to your letter dated January 30, 2009 (the “Comment Letter”).  We do not believe that we can respond to the Comment Letter within 10 business days of its date without unreasonable effort or expense because (i) since we received the Comment Letter, we have been preparing for our earnings call held on February 4, 2009 and our 10-Q to be filed on February 5, 2009, and (ii) we are implementing our announced business realignment.

The resources in our finance and legal departments that would be necessary to utilize in responding to the Comment Letter have been working diligently on the above-mentioned items.  Because of the severe strain on our resources, we request that you allow us to submit our response by Friday, February 27, 2009.

Please call me at (818) 871-8542 if you would like to discuss.  We look forward to your response and thank you for your consideration.

Very truly yours,

/s/ Sheryl Kinlaw

Sheryl Kinlaw
Senior Counsel